NEWCASTLE DISTRIBUTORS, LLC

## Newcastle Distributors LLC Exemption Report

Newcastle Distributors LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5-5, reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i). The Company's transactions are limited to the private placement of securities with investors in behalf of issuers.

(2) The Company carries no accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transaction between the broker-dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Newcastle Distributors LLC".

(3) The Company has met the requirements of the claimed exemption for the entire 2014 fiscal year without exception.

Newcastle Distributors LLC

I, Paul A. Atkins, swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

Paul A Atkins

Paul A Atkins

Principal

FEBRUARY 10, 2016

127 Woodhaven Drive • Avon, CT 06001 • Office: 860.673.2972 • Mobile: 860.604.8875 • Fax: 860.673-6628
Email: patkins.newcastle@comcast.net • Member: FINRA/SIPC